Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

RECEIVED
2008 JAN -8 A 2:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2nd January 2008

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001 [redacted]
USA

SUPPL

08000088

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

December 3rd; 4th; 5th; 5th; 7th; 7th; 12th; 18th; 19th; 21st; 21st, 31st.

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

PROCESSED
JAN 10 2008
THOMSON FINANCIAL

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 03 December 2007 07:21
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9526I
William Hill PLC
03 December 2007

3rd December 2007

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 30th November 2007 it purchased 60,000 of its ordinary shares of 10 pence each at an average price of 508.26 pence per share. The highest price and lowest price paid for these shares were 510.00 pence and 506.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 60,000 ordinary shares at prices between 506.00 and 510.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 348,598,570 ordinary shares (excluding treasury shares) in issue and will hold 6,468,189 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

Fiona Antcliffe/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSURABRBORAOAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 04 December 2007 08:38
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0666J
William Hill PLC
04 December 2007

4th December 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 3rd December 2007 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 499.10 pence per share. The highest price and lowest price paid for these shares were 504.50 pence and 496.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 496.00 and 504.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 348,398,570 ordinary shares (excluding treasury shares) in issue and will hold 6,468,189 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director — Tel: 020 8918 3942

Fiona Antcliffe/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

END
POSUOABRBSRURAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 December 2007 07:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:1781J
William Hill PLC
05 December 2007

5th December 2007

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 4th December 2007 it purchased 400,000 of its ordinary shares of 10 pence each at an average price of 494.709 pence per share. The highest price and lowest price paid for these shares were 498.50 pence and 490.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 400,000 ordinary shares at prices between 490.00 and 498.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 347,998,570 ordinary shares (excluding treasury shares) in issue and will hold 6,468,189 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
Fiona Antcliffe/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUSRBRBWRURAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 December 2007 14:10
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:2502J
William Hill PLC
05 December 2007

5 December 2007

William Hill PLC
LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 5 December 2007, 2,700 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 393 pence.

Following the above transfer of shares out of treasury, the Company has a total of 348,001,270 ordinary shares in issue, in addition 6,465,489 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 December 2007 10:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:4303J
William Hill PLC
07 December 2007

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

7th December 2007

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to notification obligation:

The Goldman Sachs Group Inc

4. Full name of shareholder(s) (if different from 3) :

Goldman, Sachs & Co.,

Goldman Sachs International,

Goldman Sachs Asset Management International,

Goldman Sachs Asset Management, L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):

3 December 2007

6. Date on which issuer notified:

5 December 2007

7. Threshold(s) that is/are crossed or reached:

6%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896		Below 3%

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0031698896		21,089,312	529,017	6.05%	0.15%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
21,618,329	6.20%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

The interest in 261,123 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 21,089,312 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 235,178 shares arose from the interest held by Goldman Sachs Asset Management International, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ('GSSN').

The interest in 32,716 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ('GSSN').

Proxy Voting:

10. Name of proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

General email contact:

shareholderdisclosures@gs.com

14. Contact name:

Sean Rogers / Alan Cox

15. Contact telephone number:

0207 552 9205 / 0207 774 8774

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 December 2007 14:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:4668J
William Hill PLC
07 December 2007

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

7th December 2007

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:()

An event changing the breakdown of voting rights: (   )

Other (please specify) : Exemption Trading Book DTR 5.1.3(4)
& as per DTR 5.1.2R (2)   (X)

....

3. Full name of person(s) subject to notification obligation:

The Goldman Sachs Group Inc

4. Full name of shareholder(s) (if different from 3) :

Goldman, Sachs & Co.,
Goldman Sachs International,
Goldman Sachs Asset Management International,
Goldman Sachs Asset Management, L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):

4 December 2007

6. Date on which issuer notified:

6 December 2007

7. Threshold(s) that is/are crossed or reached:

Below 3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896	21,618,329	6.20%

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction Number of shares	Number of voting rights Direct	Indirect	% of voting rights Direct	Indirect

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

We hereby notify you that as at close of business on 04 December 2007, The Goldman Sachs Group Inc, of 85 Broad Street, New York, NY 10004, USA, no longer has a notifiable interest in shares.

Proxy Voting:

10. Name of proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

General email contact:

shareholderdisclosures@gs.com

14. Contact name:

Sean Rogers / Alan Cox

15. Contact telephone number:

0207 552 9205 / 0207 774 8774

END
HOLGGMGZDNKGNZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 12 December 2007 14:20
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:7621J
William Hill PLC
12 December 2007

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

12th December 2007

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ()

An event changing the breakdown of voting rights: (   )

Other (please specify) :   (   )

....

3. Full name of person(s) subject to notification obligation:

The Goldman Sachs Group Inc

4. Full name of shareholder(s) (if different from 3) :

Goldman, Sachs & Co.,
Goldman Sachs International,
Goldman Sachs Asset Management, L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):

7 December 2007

6. Date on which issuer notified:

11 December 2007

7. Threshold(s) that is/are crossed or reached:

6%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896		Below 3%

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0031698896		21,232,639	529,017	6.10%	0.15%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
21,761,656	6.25%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

The interest in 261,123 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 21,232,639 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 267,894 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ('GSSN').

Proxy Voting:

10. Name of proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

General email contact:

shareholderdisclosures@gs.com

14. Contact name:

Sean Rogers / Alan Cox

15. Contact telephone number:

0207 552 9205 / 0207 774 8774

This infcrmation is provided by RNS
The company news service from the London Stock Exchange

END
HOLMGMMZDZNGNZM

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 18 December 2007 07:10
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:1077K
William Hill PLC
18 December 2007

18th December 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 17th December 2007 it purchased 161,000 of its ordinary shares of 10 pence each at an average price of 503.89 pence per share. The highest price and lowest price paid for these shares were 505.00 pence and 501.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 161,000 ordinary shares at prices between 501.00 and 505.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 347,840,270 ordinary shares (excluding treasury shares) in issue and will hold 6,465,489 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director — Tel: 020 8918 3942

Fiona Antcliffe/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

END
POSUBRBRBRRUAAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 19 December 2007 15:39
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:3132K
William Hill PLC
19 December 2007

19 December 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 19 December 2007, 6,073 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 393 pence.

1,322 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 347,847,665 ordinary shares in issue, in addition 6,458,094 ordinary shares are held in treasury.

Enquiries:

Dennis Read — Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSILFFEFTLALID

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 December 2007 07:09
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4471K
William Hill PLC
21 December 2007

21st December 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 20th December 2007 it purchased 587,000 of its ordinary shares of 10 pence each at an average price of 501.80 pence per share. The highest price and lowest price paid for these shares were 505.00 pence and 497.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 587,000 ordinary shares at prices between 497.00 and 505.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 347,260,665 ordinary shares (excluding treasury shares) in issue and will hold 6,458,094 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
Fiona Antcliffe/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSURUBRBWRUUAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 December 2007 14:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Trading Update

RNS Number:5323K
William Hill PLC
21 December 2007

21st December 2007

William Hill PLC

Notification Of Trading Update

William Hill PLC is scheduled to release its next trading update on 10th January 2008.

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
Nilay Patel, Corporate Finance Manager	Tel: 020 8918 3736
Fiona Antcliffe/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
STRFEMFLFSWSESE

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 31 December 2007 13:41
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Total Voting Rights

RNS Number:8560K
William Hill PLC
31 December 2007

William Hill PLC

Total Voting Rights

On 31 December 2007 William Hill PLC had 347,260,665 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company.
William Hill PLC holds 6,458,094 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVRLFLFXDLBEFBZ

END